UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended DECEMBER 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-26058

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

KFORCE 401(k) RETIREMENT

SAVINGS PLAN

1001 EAST PALM AVENUE

TAMPA, FL 33605

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

KFORCE INC.

1001 EAST PALM AVENUE

TAMPA, FL 33605

Kforce 401(k) Retirement Savings Plan

Financial Statements as of December 31, 2005 and 2004 and for the Year Ended December 31, 2005, Supplemental Schedule as of December 31, 2005, and Report of Independent Registered Public Accounting Firm

KFORCE 401(k) RETIREMENT SAVINGS PLAN

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors, Participants, and Administrator of

Kforce 401(k) Retirement Savings Plan

Tampa, Florida

We have audited the accompanying statements of net assets available for benefits of the Kforce 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

Certified Public Accountants

Tampa, Florida

June 23, 2006

KFORCE 401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2005 AND 2004

	2005	2004
PARTICIPANT-DIRECTED INVESTMENTS—At fair value (including $732,608 and $566,905 of participant loans at December 31, 2005 and 2004, respectively)	$72,845,845	$76,061,853

RECEIVABLES:
Employer contributions	553,235	643,405
Employee contributions	180,353	222,971
Accrued interest and dividends	—	20,412

Total receivables	733,588	886,788

CASH AND CASH EQUIVALENTS	243	159,049

NET ASSETS AVAILABLE FOR BENEFITS	$73,579,676	$77,107,690

See notes to financial statements.

KFORCE 401(k) RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2005

ADDITIONS:
Investment income:
Interest and dividends	$2,027,713
Loan interest	34,152

2,061,865

Contributions:
Participant	10,753,333
Employer	564,172
Rollovers from other qualified plans	2,041,341

Total contributions	13,358,846

Net appreciation in fair value of investments	1,235,968
Other	10,517

Total additions	16,667,196

DEDUCTIONS:
Benefits paid to participants	20,179,995
Administrative expenses	15,215

Total deductions	20,195,210

NET DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(3,528,014)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	77,107,690

End of year	$73,579,676

See notes to financial statements.

KFORCE 401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

The Kforce 401(k) Retirement Savings Plan (the “Plan”) is sponsored by Kforce Inc. (“Kforce”).

Effective January 1, 2001, the Plan was amended and restated to incorporate changes made by the Uruguay Round Agreements Act, the Uniformed Services Employment and Reemployment Rights Act of 1994, the Small Business Job Protection Act of 1996, the Taxpayer Relief Act of 1997, the Internal Revenue Service Restructuring and Reform Act of 1998, and the Community Renewal Tax Relief Act of 2000 (collectively referred to as “GUST Amendments”). The Plan has received a favorable determination letter that considered the changes in the qualification requirements made by the GUST Amendments.

Effective December 1, 2005, the Plan changed its trustee and record keeper from Merrill Lynch Trust Firm to Prudential Bank & Trust FSB (the “Trustee”).

The following description of the Plan is provided for general information purposes. Participants should refer to the Plan agreement for a more complete description of the Plan provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

General—The Plan is a defined contribution plan covering substantially all employees, except those that meet certain exceptions.

Eligibility—All employees are eligible to participate in the Plan with the exception of the following:

•	Employees who are leased employees under Internal Revenue Code (the “Code”) Section 414(n)

•	Employees who are covered by a collective bargaining agreement that does not provide for participation in the Plan

•	Employees who are nonresident aliens with no U.S. source earned income

•	Individuals who are performing service as independent contractors or consultants regardless of whether they are subsequently determined to be common law employees

•	Employees who are not on the U.S. payroll of Kforce.

Contributions—Participants may contribute up to 75% of their compensation for the year subject to the limitations provided in the Code, which was $14,000 for those under age 50 and $18,000 for those over age 50 for 2005. Kforce matching and other contributions are made at the discretion of the Board of Directors in amounts not to exceed the maximum permitted as a deductible expense by the Code. Kforce contributions, if any, are funded annually to eligible participants remaining in the Plan at each year-end. Eligible participants are employees who have completed at least 1,000 hours as of the last day of the Plan year, or who have terminated employment because of death, or total disability or after reaching age 55. For the year ended December 31, 2005, Kforce made matching contributions equal to 10% of participant contributions for the period to all eligible participants still employed at December 31, 2005.

All contributions to the Plan are deposited with the Trustee. Contributions are then directed at the employee’s discretion into various investment options. Investment elections may be changed by the employee at any time.

Participant Accounts—Each participant’s account is self-directed and is credited with the participant’s contributions, Kforce’s matching and other contributions, and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. The participant’s account balance is reduced for any participant withdrawals, participant loans, and applicable expenses. For those participants that were enrolled in the Plan prior to 2001, a profit-sharing account may be maintained by the Trustee to account for previous years’ profit-sharing contributions. The Plan document has been amended, and as such, profit-sharing contributions are no longer made.

Rollovers—All employees who meet the Plan eligibility requirements are eligible to make cash rollover contributions to the Plan from a previous employer’s qualified retirement plan or a conduit IRA.

Vesting—Participants are immediately vested in their contributions plus actual earnings thereon. Kforce contributions and earnings vest at 20%, 40%, and 60% after two, three, and four years of vesting service, respectively. Kforce contributions become 100% vested upon:

•	Normal retirement

•	Total disability

•	Death

•	Completion of five years of vesting service

•	Plan termination.

In-Service Withdrawals—Participants may request the following types of in-service withdrawals from the Plan during any given calendar month:

•	Age 59 1/2

•	Financial hardship

•	Withdrawals from profit-sharing account.

Plan Termination—Although it has not expressed any intent to do so, Kforce has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts and the trust shall continue until all participants’ accounts have been completely distributed to each participant (or their designated beneficiary) in accordance with the Plan.

Loans—Participants may borrow money from their vested account balance for any reason. The maximum amount available for loans is the lesser of $50,000 reduced by the participant’s highest loan balance outstanding in the 12 months prior to the date of the loan or 50% of the participant’s vested account balance. The minimum amount for a loan is $500.

Loan repayments must have a definite repayment period not to exceed five years unless the loan is for the purchase of a principal residence, in which case the repayment period must not exceed 15 years. Participant loans, including interest thereon, are taxable to the participant upon default, as well as subject to applicable excise penalties.

The loans are collateralized by the balance in the participant’s account and bear interest at a reasonable rate.

Payment of Benefits—Upon termination of service, a participant may elect an immediate single-sum payment. Other forms of payments are available as per the terms of the Plan.

At December 31, 2005 and 2004, there were approximately $35,000 and $154,000, respectively, in distribution payments that were processed and approved for payment by the Plan, but not yet paid to participants.

Forfeited Accounts—Non-vested balances resulting from Kforce contributions will be forfeited upon the date the participant incurs five consecutive one-year breaks in service or receives a distribution. A one-year break in service is any year a participant works less than 500 hours. For terminated employees who receive a distribution but who are re-employed during the five consecutive years following termination, the forfeiture amount shall be restored to the participant’s account if the participant pays back the full amount of the distribution within five years of the re-employment date.

Forfeited balances will be used first to fund any restorations and then to reduce administrative expenses properly payable by the Plan. If any forfeitures remain unallocated, they shall be used to reduce employer matching contributions, if any, then to reduce employer qualified nonelective contributions, and finally to increase the employer matching contributions. Any remaining forfeitures shall be credited to a suspense account to be used for future restorations. For the years ended December 31, 2005 and 2004, there were $260,000 and $185,000, respectively, in matching contributions which were made out of forfeited funds for the years ended December 31, 2005 and 2004. Qualified non-elective contributions of approximately $11,000 were made out of the forfeitures account during each of the years ended December 31, 2005 and 2004. The suspense account was maintained in the Guaranteed Income Fund at December 31, 2005 and the Merrill Lynch Retirement Preservation Trust at December 31, 2004. Forfeited funds in the suspense account at December 31, 2005 and 2004 were approximately $234,000 and $188,000, respectively.

2.	SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan utilizes various investment instruments, including mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Valuation of Investments and Income Recognition—The Plan’s investments are stated at fair value, based on quoted market prices. Shares of mutual funds and collective trusts are valued at the net asset value of shares held by the Plan at year-end. Loans are carried at cost which approximates market value.

Purchases and sales of securities are recorded on a trade-date basis.

Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Contributions—Employee contributions are recorded when salary or bonus is paid. Kforce contributions are recorded when authorized.

Payment of Benefits—Benefits are recorded when paid.

Expenses of Plan—Certain expenses incurred in the administration of the Plan are paid by the Plan participants. Kforce pays a portion of the expenses for services necessary for the administration of the Plan.

3.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed Kforce by a letter dated October 7, 2002, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, Kforce and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

4.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Plan investments include shares of a collective trust, pooled separate accounts, an unallocated insurance contract and mutual funds managed by the Trustees and, therefore, these transactions qualify as exempt party-in-interest. Fees paid by the Plan participants for the investment management services amounted to approximately $15,000 for the year ended December 31, 2005.

At December 31, 2005 and 2004, the Plan held 660,197 and 861,866 shares, respectively of common stock of Kforce Inc. the sponsoring employer.

5.	INVESTMENTS

The following presents investments, at fair value, that represent 5% or more of the Plan’s net assets as of December 31, 2005 and 2004:

	December 31
Description of Investment	2005	2004
Large Cap Value/LSV Asset Management Fund	$14,055,898	$—
Jennison Small Company Fund	10,235,703	—
Guaranteed Income Fund	8,564,945	—
International Value/LSV Asset Management Fund	7,886,613	—
Kforce Inc. Common Stock	7,367,804	9,566,709
PIMCO Total Return Fund	4,941,497	4,448,351
Alliance Growth and Income Fund	—	17,953,394
Merrill Lynch Value Opportunities Fund	—	9,999,767
Templeton Foreign Fund	—	8,664,178
Merrill Lynch Retirement Preservation Trust	—	7,734,051
MFS Total Return Fund	—	4,018,021

The Plan’s investments, including gains and losses on investments purchased, sold, and held during the year, appreciated in value as follows:

Year Ended December 31, 2005
Mutual funds	$1,250,829
Pooled separate accounts	162,147
Unallocated insurance contract	—
Kforce Inc. common stock	(122,778)
Self-direct account	(54,230)

$1,235,968

* * * * * *

KFORCE 401(k) RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2005

Identity of Party Involved	Description of Asset	Current Value
Kforce Inc.*	Common Stock	$7,367,804

Jennison Small Company Fund	Mutual Fund	10,235,703
Pimco Total Return Fund	Mutual Fund	4,941,497
Dryden Stock Index Fund	Mutual Fund	3,322,443
Van Kampen Equity and Income Fund	Mutual Fund	3,244,975
American Funds Growth Fund of America	Mutual Fund	2,549,665
Goldman Sachs Mid-Cap Value Fund	Mutual Fund	2,137,960
Thornburgh International Value Fund	Mutual Fund	1,567,865
Large Cap Value/LSV Asset Management Fund*	Pooled Separate Account	14,055,898
International Value/LSV Management Fund*	Pooled Separate Account	7,886,613
Small Cap Value/Munder Capital Fund	Pooled Separate Account	2,421,377
Small Cap Growth/Granahan Fund*	Pooled Separate Account	1,365,122
Mid Cap Growth/TimesSquare Fund*	Pooled Separate Account	290,333
Guaranteed Income Fund	Unallocated insurance contract	8,564,945

Participant Loans*		732,608

Self-Direct Account	Self-Directed Option	2,161,037

		$72,845,845

*	Party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Kforce Inc. 401(k) Retirement Savings Plan (Registrant)

June 27, 2006	/s/ Joseph J. Liberatore
(Date)	Joseph J. Liberatore
Plan Administrator and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm